UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

GUIDANCE SOFTWARE, INC.

(Name of Subject Company)

GUIDANCE SOFTWARE, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

401692108
(CUSIP Number of Class of Securities)

Alfredo Gomez
General Counsel
Guidance Software, Inc.
1055 E. Colorado Boulevard
Pasadena, California 91106-2375
(626) 229-9191

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Julian Kleindorfer
David Zaheer
Latham & Watkins LLP
355 South Grand Avenue, Suite 100
Los Angeles, California 90071-1560
(213) 485-1234

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Guidance Software, Inc., a Delaware corporation (the “Company”), initially filed with the Securities and Exchange Commission (the “SEC”) on August 8, 2017 (the “Initial Schedule 14D-9”).  The Initial Schedule 14D-9 and this Amendment  relate to the tender offer by Galileo Acquisition Sub Inc., a Delaware corporation (“Purchaser”), which is a wholly-owned subsidiary of Open Text Corporation, a corporation incorporated under the federal laws of Canada (“Parent”), to purchase any and all shares the Company’s common stock, par value $0.001 per share (the shares of such common stock, the “Company Shares”), at a purchase price of $7.10 per Company Share (the “Offer Price”) net to the seller thereof in cash, without interest, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 8, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”).  The Offer is described in a Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on August 8, 2017.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Initial Schedule 14D-9.  The information in the Initial Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Initial Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 3.  Past Contacts, Transactions, Negotiations And Agreements

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by replacing in its entirety the subsection under the heading “Arrangements with Current Executive Officers and Directors of the Company—Consideration for Company Shares Tendered Pursuant to the Offer” with the following:

Consideration for Company Shares Tendered Pursuant to the Offer

If the Company’s executive officers and directors tender the Company Shares they beneficially own pursuant to the Offer, pursuant to the Merger Agreement they would receive the same Merger Consideration on the same terms and conditions as the other stockholders of the Company.  As of August 3, 2017, the executive officers and directors of the Company beneficially owned, in the aggregate, 809,818 Company Shares, excluding for this purpose any Company Shares issuable upon exercise or settlement of Company Options and Company Restricted Shares, held by such individuals.  Pursuant to the Tender Agreement, the executive officers and directors must tender all of the Company Shares that they own for purchase pursuant to the Offer.

The following table sets forth, as of August 3, 2017, the cash consideration that each executive officer and director and his or her affiliates would be entitled to receive in respect of outstanding Company Shares beneficially owned by him, her or it (excluding Vested Restricted Shares) assuming such individual or his, her or its affiliate were to tender all of his, her or its outstanding Company Shares pursuant to the Offer and those Company Shares were accepted for purchase and purchased by Purchaser.

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	Company Shares Held (excluding Vested Restricted Shares) (#)	Value of Company Shares Held ($)
Executive Officer
Ken Basore	102,452	727,409
Barry Plaga	113,094	802,967
Alfredo Gomez	27,423	194,703
Patrick Dennis	227,716	1,616,784
Stephanie Urbach	36,424	258,610
Michael Harris	23,931	169,910
Rasmus van der Colff	15,194	107,877
Director
John Colbert	20,444	145,152
Michael McConnell	35,444	251,562
Wade Loo	23,843	169,285
Reynolds Bish	23,843	169,285
Max Carnecchia	38,159	270,929
Robert van Schoonenberg	121,851	865,142

Item 8.  Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting after the subsection titled “Golden Parachute Compensation” a new subsection titled “Certain Litigation” and the disclosure set forth below:

“On August 14, 2017, Robert Berg and Bryan Lazzaro, purported stockholders of the Company, filed putative stockholder class action complaints in the United States District Court for the Central District of the State of California against the Company, the individual members of the Company Board, Parent and Purchaser, captioned Robert Berg v. Guidance Software, Inc., et. al, (C.A. No. 17-cv-06020) and Bryan Lazzaro v. Guidance Software, Inc., et, al, (C.A. No 17-cv-06035), respectively.  The complaints allege, among other things, that the members of the Company Board agreed to unreasonably preclusive deal protection terms in the Merger Agreement and that the Schedule 14D-9 omitted or misstated material information.  The complaints seek, among other things, an order enjoining the defendants from consummating the Transactions, money damages and an award of plaintiff’s attorneys’ and experts’ fees.  Because these actions are in their early stages, it is not possible to determine the potential outcomes of the lawsuits or to make any estimate of probable losses at this time.  The Company believes that the claims asserted in the lawsuits are without merit and intends to vigorously defend against both actions.  A negative outcome in the actions could adversely affect the Company if it results in preliminary or permanent injunctive relief.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting as the second paragraph of the subsection entitled “Regulatory Approvals” with the disclosure set forth below:

“On August 15, 2017, the FTC granted early termination of the waiting period under the HSR Act applicable to the Offer and the Transactions.  With such early termination, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Guidance Software, Inc.

	By:	/s/ Alfredo Gomez
		Name:	Alfredo Gomez
		Title:	General Counsel
Dated: August 15, 2017

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